Terry J. McClain
Senior Vice President and Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, Nebraska 68154

June 24, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn.:           John Hartz, Senior Assistant Chief Accountant, Mail Stop 4631

Re:	Valmont Industries, Inc.
Form 10-K for the fiscal year ended December 26, 2009
File February 23, 2010
File #1-31429

Ladies and Gentlemen:

Set forth below are the Valmont Industries Inc.’s responses to the comment letter dated May 27, 2010 received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.  The Staff’s comments have been restated below in their entirety.  The Company’s responses follow each such comment.

Form 10-K for the fiscal year ended December 26, 2009

Patents, Licenses, Franchises and Concessions, page 11

1.	In future filings, please disclose the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Our intellectual property primarily consists of trademarks and patents. In future filings, we disclose the duration of these items, as required in Item 101(c)(1)(iv) of Regulation S-K.

Results of Operations, page 26

2.
We note that you have identified several factors that have impacted your results such as volume, selling prices and raw materials prices.  Please revise future filings to quantify the impact of these factors on your results where practicable.

In future filings, when we identify several factors that impacted our results, we will quantify the impact of these items, if such quantification is practical.

Note 1.  Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 50

3.
We note that your products are subject to acceptance provisions in the design phase.  With a view towards future disclosure, please provide us with a more specific and comprehensive discussion regarding how you considered these provisions in your revenue recognition policy.  In this regard, please clarify if you are entitled to payment for work performed.  In addition, please tell us if there have been any situations in which your design work was not accepted and quantify how this has impacted your results.

In the design phase of our products, detailed product design takes place after the sales order has been awarded to us. Customer acceptance of the design is a prerequisite to manufacturing and shipping the product to the customer. We are not entitled to compensation solely for the design of the product, as revenue is recognized upon shipment or delivery of the product to the customer, in accordance with the terms in the sales contract. Where our design is not accepted, the design is modified to comply with the customer’s specifications prior to manufacture.  In these situations, since revenue is recognized upon shipment or delivery of the product, such design modifications have no impact on our operating results.  In future filings, we will clarify our revenue recognition disclosure regarding the design of our products.

Note 19.  Guarantor / Non-Guarantor Financial Information, page 73.

4.
Please provide us a reconciliation of your parent equity to consolidated equity for your condensed consolidating balance sheets.  In this regard, it is unclear to us why total stockholders’ equity of the parent does not equal total consolidated Valmont Industries, Inc. stockholders’ equity.

The total shareholders’ equity of the Parent does not equal total consolidated Valmont Industries, Inc. shareholders’ equity in the guarantor/non-guarantor financial information presented in the footnotes to the financial statements. The following items were noted as we reviewed the related shareholders’ equity reconciliations:

1.
The first difference is that the Company’s historical accounting policy was to not record currency translation adjustments to the Parent’s Company’s investment in subsidiary accounts each quarter-end.  As these amounts fluctuate each reporting period, the Company’s policy has been to only record these adjustments at the subsidiary ledgers. Accordingly, there is no “Accumulated other comprehensive income” included in the “Parent” balance sheet, as these balance sheet captions only apply to non-guarantor entities.

2.	In 2008, an incorrect beginning equity figure in the equity roll forward calculation caused the Parent equity to be overstated by $25,827,000 which also carried forward into 2009; and

3.
Our historical accounting practice did not capture non-earnings related equity transactions (e.g. cash dividends, stock options and stock compensation) in the “Parent” equity figures. These amounts were reflected in the elimination amounts in the guarantor/non-guarantor balance sheets footnote presentation.

The requested reconciliations of Parent equity are as follows:

	(dollars in thousands)
	2007	2008	2009
Parent shareholders' equity - as presented in footnote	495,996	661,498	813,560
Accumulated other comprehensive income	16,996	(533)	16,953
subtotal	512,992	660,965	830,513
Impact of using 2006 ending equity	-	(25,827)	(25,827)
Non-earnings related changes to equity	(2,379)	(11,007)	(18,425)
Valmont Industries, Inc. shareholders' equity	510,613	624,131	786,261

The offsetting entries in the balance sheets to the changes in the equity of the Parent identified above are reflected in the “Investment in subsidiaries and intercompany accounts” caption. The differences identified above had no impact on the consolidated statements of operations or cash flows for the periods presented. Our process of developing these statements calculated the balance sheet equity independently of the statements of operations and cash flows. The non-earnings related changes to equity as presented in the reconciliation above are summarized as follows:

	(dollars in thousands)
	2008	2009
Cash dividends	(12,929)	(15,237)
Stock option exercises	(4,188)	(859)
Tax benefit from stock option exercises	7,385	2,665
Stock option expense	2,636	4,046
Stock awards	2,565	1,967
Other	(4,097)	-
Net difference	(8,628)	(7,418)
Carryover from prior year	(2,379)	(11,007)
Cumulative difference	(11,007)	(18,425)

We have assessed the errors in our footnote from both a quantitative as well as a qualitative perspective.  The adjustments in the footnote will not affect the Company’s audited consolidated balance sheet, statements of operations, shareholders’ equity or cash flows on pages 44 to 47 of our Form 10-K for the year ended December 26, 2009.  The net of the revisions to the footnote disclosure are approximately 3.5% of total Valmont Industries shareholders’ equity and 4.2% of investment in subsidiaries and intercompany accounts for the “Parent” column.  The revisions will not change the balance sheet for the “Guarantor” column for any of the years presented.  The “Guarantor” column represents the net assets that guarantee the debt and therefore we believe this column is the most significant to the debt holders of the Company who use this footnote.  The total Valmont Industries, Inc. consolidated equity is not affected by the revisions.  These revisions will also not change net income or any other components of the statement of operations, as well as cash flows from operations of any columns in the Guarantor footnote.

Notwithstanding the fact that we believe these revisions are not material to the previously filed financial statements, beginning with the company’s quarterly report form 10-Q for the quarter ended June 26, 2010, we will modify the presentation of our guarantor/non-guarantor financial information for all balance sheets presented to reflect the disclosure of the Parent column of the financial statements in this footnote so as to agree with total consolidated Valmont Industries Inc. shareholders’ equity for the items described above.  We will also include a disclosure so the users of the financial statements understand that the December 26, 2009 balance sheet in the footnote has been revised.

Form 10-Q for the quarterly period ended March 27, 2010

Liquidity and Capital Resources, page 27

5.
We note that your debt agreements contain financial covenants.  Please revise future filings to present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus the minimum / maximum ratios / amounts permitted as of each reporting date.  Such a presentation may allow investors to more easily understand your current status and future ability to meet your covenants.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

In future filings, we will disclose the actual ratios and other actual amounts compared with the covenant amounts for our most restrictive debt covenants.

Definitive Proxy Statement

General

6.
We note that you held your annual meeting on April 27, 2010.  However, it does not appear that you filed an Item 5.07 Form 8-K to report the results.  Please advise.  For additional guidance refer to section II(E)(3) of Release No. 33-9089, which may be found at http://www.sec.gov/rules/final/2009/33-9089.pdf.

In lieu of a separate report on Form 8-K, the Company reported the results of its annual meeting within four business days thereafter in Item 5 of Part II of its Form 10-Q filed on April 29, 2010.  See Question 101.01, Compliance and Disclosure Interpretations, Exchange Act Form 8-K (“…rather than a separate Form 8-K…a triggering event occurring within four business days before the registrant’s filing of a periodic report may be disclosed in that periodic report…The registrant may disclose triggering events, other than Items 4.01 and 4.02 of Form 8-K, on the periodic report under Item 5 of Part II of the Form 10-Q….”)

7.	We note the disclosure in last sentence under “Audit Committee” on page 5. In future filings, please describe the policies and procedures. Refer to Item 404(b) of Regulation S-K.

The Company will expand in future filings the “Audit Committee” section of the proxy statement to include the following:

The Audit Committee has a written policy with respect to its review and approval or ratification of transactions between the Company and a director, executive officer or related person.  The Audit Committee reviews and approves or disapproves any material related person transaction, i.e., a transaction in which the Company is a participant, the amount involved exceeds $120,000, and a director, executive officer or related person has a direct or indirect material interest.  The Audit Committee reports to the board of directors any such material related person transaction that it approves or does not approve.

Compensation Objectives and Strategies, page 10

8.
We note that you group together your named executive officers when disclosing where actual payments fall in relation to targeted benchmarked parameters.  For example, the first paragraph of page 9 and the second paragraph on page 13 groups your named executive officers with other company officers.  We also note that there is no disclosure on where actual payments fall in relation to benchmarked parameters for annual incentives.  The fifth paragraph on page 12 discloses the targeted parameters.  In future filings, for each named executive officer, please disclose where actual payments fall, for each benchmarked element of compensation and for total compensation, in relation to targeted benchmarked parameters.  If actual compensation falls outside targeted parameters, please explain why.  Please show us what your disclosure would look like.

The Committee benchmarked base salary, incentives, and long-term performance incentives for 2009, all elements of total compensation.  Although the Committee considers the factors described in the proxy statement in connection with total compensation, a separate benchmark was not established for total compensation.  In future filings for those elements of compensation that were benchmarked, the Company proposes to supplement the current disclosures with disclosures for each named executive officer as follows:

Base Salary

“For 20__, the base salaries of Messrs. Bay, McClain, Meaney, Graboski, and Desigio were ___%, ___%, ___%, ___%, and ___% of the competitive median level.

Annual Incentives

“For 20__, each named executive officer’s annual incentive opportunity ranged from 0% to 200% of the median targeted incentive, depending on the level of achievement of the Company’s earning per share performance goals. The annual incentive targets for Messrs. Bay, McClain, Meaney, Graboski and Desigio were   ___%, ___%, ___%, ___%, and ___% of the competitive median level.  The annual incentive payments made to  these officers, set forth below, all fell within this targeted range and were ___% of target based on the Company’s earnings per share of $_____.

Long-Term Performance Incentives

“For the three-year award cycle ended in 20__, each named executive officer’s long-term incentive opportunity ranged from 0% to 200% of the median targeted incentive, depending on the level of achievement of the Company’s ROIC performance goals.  The long-term incentive targets for Messrs. Bay, McClain, Meaney, Graboski and Desigio were   ___%, ___%, ___%, ___%, and ___% of the competitive median level.  The payments made to these officers, set forth below, all fell within this targeted range and were ___% of target based on the Company’s average weighted ROIC of ___%.

Compensation Processes and Practices, page 10

9.
We note disclosure of your primary and supplemental benchmarks and your 2009 peer group.  Please describe in more detail your use of benchmarks, including: (1) disclose the names of the companies in the adjusted peer group of 119 companies and if company names are not available, please describe the companies that make up the peer group, (2) explain why you use a supplemental peer group solely for the CEO and CFO pay levels and disclose the companies that are included in the supplemental peer group, and (3) describe whether the peer group for 2009 is your primary, supplemental or another peer group.  See Item 402(b)(2)(xiv) of Regulation S-K.  Please show us what your disclosure would look like.

The Human Resources Committee (Committee) uses several compensation surveys prepared by F.W. Cook, its independent compensation consultant (Cook), as a reference point in establishing executive compensation.  The primary survey is a general industry Hewitt survey which for 2009 included 119 companies.  This survey data is adjusted by Cook to be representative of the companies revenue levels. The names of the companies in the survey are not provided to the Committee or considered material by the Committee.

The Committee also receives a survey prepared by Cook of CEO and CFO compensation data for a peer group of 14 companies which were identified by name in the proxy.  Cook advised that, due to the differences in the jobs of the individuals reported in the proxies of these companies, consistent and reliable comparable compensation information was available only for the CEO and CFO.  The Committee uses this supplemental peer group survey as a market check on the other compensation information available to the Committee.

The competitive median referenced in the proxy for base salary, annual incentives and long-term incentives is the competitive median based on the primary survey data referenced above.

In future filings, the Company will disclose (1) the adjusted revenue size range of the primary survey group, (2) the reasons (described above) that the supplemental survey group includes only the CEO and CFO (if that continues to be the case), and (3) that the referenced competitive medians are based on the primary survey group (if that continues to be the case).

10.
In future filings, to the extent the committee relied upon the analysis of tally sheets, as disclosure at the top of page 11 indicates, disclose the committee’s analysis of this information and how the evaluation of this information resulted in specific awards for the fiscal year for which compensation is being reported.  Please show us what your disclosure would look like.

The Company will supplement its disclosure in future filings, to the extent applicable, with respect to the Human Resources Committee use of tally sheets as follows:

“The Committee also reviews a tally sheet with respect to each element of total compensation of each named executive officer and each group president.  The Committee utilizes tally sheets as a reference point in order to ensure that the Committee has a comprehensive picture of the compensation paid and payable to each executive officer.  The Committee uses market data provided by its independent compensation consultant as the primary factor in executive compensation decisions and the tally sheets are not determinative with respect to any particular element of compensation.”

Base Salaries, page 12

11.
In future filings, for each named executive officer, please disclose the individual performance considered in determining compensation.  The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Please refer to Section II.B.1. of Commission Release No. 33-8732A.  Please show us what your disclosure would look like.

The Company will provide, in future filings to the extent applicable, the following additional disclosure with respect to compensation policies for each named executive officer:

“The Committee’s policy is to establish base salary, annual incentives and long-term incentives with (1) targets at the competitive median level and (2) potential payouts of incentives up to 200% of target for significantly exceeding performance targets. The annual incentives and long-term incentives are established for each executive officer by using a percentage of base salary that results in the competitive target median for the executive.  There are no material differences in compensation policies with respect to individual executive officers.”

Annual Incentives, page 12

12.
We note the disclosure for each named executive officer regarding the target incentive as a percentage of salary.  In future filings, please revise to explain how these percentages were determined.  Please show us what your disclosure would look like.  Please also comply with this comment with respect to the percentages discussed under “Long-Term Performance Incentives” on page 13 and “Stock Incentives and Ownership Guidelines” on page 14.

The “Annual Incentives” section on page 12 of the proxy indicates that “annual incentives are targeted at the competitive median level” and that a target incentive was established as a percentage of base salary, giving the percentages for each of the named executive officers.  The percentage of base salary therefore results in a number and that number is the competitive median level of annual incentive compensation for the executive officer.

The “Long-Term Performance Incentives” section on page 13 of the proxy indicates that long-term incentives, which consist of the performance share program and stock options, are “targeted at competitive median levels”.  The percentage of base salary therefore results in a number and that number is the competitive median level of long-term incentive compensation for the executive officer.

In future filings, the Company will clarify its disclosure by indicating that “competitive median levels are determined based on the primary benchmark survey prepared by Cook.”

13.
We note disclosure of the target base salary percentage for each named executive officer and the 2009 earnings per share actual performance.  In future filings, for each named executive officer, please provide a materially complete description of the correlation between performance and the payouts actually made to each of your named executive officers, including whether the Human Resources Committee exercised any negative or positive discretion in determining the awards.  Please show us what your disclosure would look like.

The Company’s short-term incentive plan for 2009 was based on earnings per share performance.  The “Annual Incentives” section on page 13 sets forth the threshold, target and 200% target incentive earnings per share performance goals.  The Committee established the target at a number based on the competitive median level pursuant to the primary benchmark survey provided by Cook.  The Committee established a performance level capped at 200% target for significantly exceeding the performance target. The disclosure in the referenced section on page 13 described the Company’s performance in relation to these targets and the resulting payouts to the named executive officers.  The Human  Resources Committee did not exercise any negative or positive discretion in approving the awards.

In future filings, the “Annual Incentives” section describing payouts will be expanded as follows:

“The Committee approved participation, including named executive officers, in the short-term incentive program for 20__.  The threshold earnings per share performance for executive officers was set at $______, the target annual incentive was set at $______ (which for each executive officer was based on the competitive median pursuant to the primary benchmark survey provided by Cook), with a 200% target incentive set at $______ (representing a capped payout potential based on the Committee’s view of earnings per share which would significantly exceed target).  Based on the $______ earnings per share performance levels achieved during 20__, which represented ___% of target, the Committee approved annual incentive payments to the named executive officers as follows:  [set out executives and payment amounts].”

Long-Term Performance Incentives, page 13

14.
We note disclosure, for each named executive officer, of the targeted percentage of base salary and actual long term incentive payments.  We also note disclosure that payouts may be higher or lower based on your stock price at the end of the performance period.  In future filings, for each named executive officer, please explain why the actual payment exceeded the targeted percentage of base salary.  Please show us what your disclosure would look like.

The “Long-Term Performance Incentive” section on page 13 describes the Company’s three-year award cycle long-term performance program.  The program for the award cycle ended in 2009 was based solely on weighted average return on invested capital (ROIC).  The program established by the Committee provided for no long-term incentive award if ROIC was less than 8.5%, a 50% of target award if ROIC was 8.5%, a target award if ROIC was 10% (which target was based on the competitive median established provided by Cook’s primary benchmark survey), and an incentive award capped at 200% target incentive for 14% ROIC (representing the Committee’s determination of ROIC performance significantly exceeding target). The target award is converted to performance shares valued at the Company’s stock price at the beginning of the performance, and consequently the ultimate value of an award is affected by changes in the Company’s stock price from the first day of the award period to the last day of the award period.

The disclosure under “Long-Term Performance Incentive” on pages 13 and 14 set out the actual ROIC performance and the resulting payouts.  The payouts exceeded the targeted percentage of base salary since the Committee had established a potential 200% target performance incentive for substantially exceeding the targeted amounts.

In future filings, the Company will expand its disclosure in connection with the long-term performance awards to set forth in a single section (1) the basis for the target award (the competitive median established by Cook’s primary benchmark survey), (2) the potential performance incentive capped at 200% target (based on the Committee’s judgment as to performance substantially exceeding the target levels), and (3) the effect of changes in the Company’s stock price on the ultimate value of the performance shares awarded as long-term incentives.

15.
It appears that awards are made based on ROIC and other “performance goals”, as discussed in the second sentence of the second paragraph.  In future filings, please revise to disclose these other performance goals.  Please show us what your disclosure would look like.

Comment 15 relates to the Company’s long-term performance incentives. The long-term performance incentive for the three-year award cycle ended in 2009 was based on weighted average return on invested capital (ROIC).  There were no “other performance goals” for the long-term incentive. The Company will clarify the disclosure in the sentence referenced in Comment 15, to the extent applicable in future filings, so that the phrase will read “Based on the above-described ROIC performance goal established by the Committee . . ..”.

Stock Incentives and Ownership Guidelines, page 14

16.
In future filings, please disclose the factors the Human Resources Committee used to determine the number and terms of the options actually granted to each of the named executive officers.  Please show us what your disclosure would look like.

The Company will supplement its disclosure, in future filings, to the extent applicable, with respect to its stock incentives to include the following information:

The Committee established the terms and provisions of stock options based on industry standards as provided to the Committee by its independent compensation consultant.  The Committee established the number of options to each executive officer so that the aggregate long-term incentive compensation would be targeted at competitive median levels.  The value used in determining the number of stock options granted to each executive officer was computed in accordance with FASB Accounting Standards Codification Topic 718, which is described in footnote 10 to the Company’s consolidated financial statements.

As requested by the Staff, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding our responses, please contact the undersigned at (402) 633-1000.

Sincerely,

/s/ Terry J. McClain

Terry J. McClain

cc:	Tricia Armelin, Staff Accountant
Al Pavot, Staff Accountant
Sherry Haywood, Staff Attorney
Andy Schoeffler, Staff Attorney
David L. Hefflinger, McGrath North
Guy Lawson, McGrath North